EXHIBIT 4.15

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL FRENCH DOCUMENT.

AMENDMENT TO MR. JACQUES SEGUELA’S INDEFINITE-TERM EMPLOYMENT CONTRACT

BY AND BETWEEN :

HAVAS, a French corporation (Société Anonyme), located at 2 allée de Longchamp (92150) Suresnes, registered with the Nanterre Trade and Companies Registry, under number B 335 480 265, duly represented by Mr. Alain de Pouzilhac, in his capacity as CEO (“Président”),

(hereinafter the “Company”) PARTY OF THE FIRST PART, AND

Mr. Jacques SEGUELA, a French national, residing at 44, rue Pierre Guérin – Paris (75016),

PARTY OF THE SECOND PART.

WHEREAS:

Mr. Jacques SEGUELA was hired on May 13, 1992,, as Creativity Director, by EUROCOM whose interests have been succeeded to by the Company. At that time, he was granted seniority going back to May 1, 1969.

This employment contract has been amended as follows :

•	Amendment 1 dated August 29th, 1994 regarding articles 5 and 6,

•	Amendment 2 dated October 29,1997 regarding articles 12 and 13,

•	Amendment 3 dated October 19, 1998 regarding article 6,

•	Amendment 4 dated May 27 2003 regarding article 2.

Under Article 8 of his employment contract, Mr. Jacques Séguéla is bound by a non-compete obligation, for no consideration, upon his effective departure from the Company. In order to bring the employment contract into compliance with the new case law of the Cour de cassation (France’s highest appellate court), the Company suggested to Mr. Jacques Séguéla by letter dated January 18, 2005, which was submitted to him in person, that Article 8 of his employment contract be amended so as to provide for the payment of consideration in exchange for his non-compete obligation.

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In addition, Article 13 of Mr. Jacques Séguéla’s employment contract contains a fairness clause. Pursuant to this clause, Mr. Jacques Séguéla is allowed to treat any material change in the Company’s management to which he has not consented, and which calls his job description within the group into question, as a unilateral termination of his employment contract by his employer.

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As Article 13 of the employment contract currently reads, a material change in the company’s management means the removal from office of the Company’s Chairman and CEO followed by the dismissal of one or more members of the Management Committee with responsibilities of at least equal importance to those of Mr. Jacques Séguéla. The employment contract designates the following persons as members of the Management Committee: the President of Media and Space-buying, the Director of Design for the Eurocom Group, the President of the International Branch Network for the Eurocom Group and the Chief Financial Officer.

In order to take into consideration the changes that have taken place within the Group since 1992, the parties have agreed to update the fairness clause and to specify the procedures for enforcing it.

WHEREFORE IT HAS BEEN AGREED AS FOLLOWS:

Articles 8 and 13 shall be amended as follows while the other provisions of Mr. Jacques Séguéla’s employment contract shall remain unchanged.

ARTICLE 8 – NO-COMPETITION

Article 8 shall now read as follows. The amendments are in bold.

“For so long as he works for the HAVAS Group – defined as the Company and the companies in which it owns or shall own at least 33% of the share capital either directly or indirectly – and for 24 months after he actually resigns for any reason whatsoever, Mr. Jacques Séguéla agrees not to look for customers or compete for HAVAS Group accounts, either directly or indirectly, for valuable consideration or free of charge, either on his own behalf or on behalf of any employer or third party whatsoever.

The HAVAS Group accounts shall mean:

a.       All of the accounts that have been handled by the Company or any of the Group’s companies whatsoever or for which customers have been actively been sought by one or more of the companies belonging to the Group during the 12 months prior to the serving of notice of the termination of the employment contract by one party to the other.

b. All of the accounts for advertising or services sold under any of the brands or trade names whatsoever used by the accounts defined in paragraph a) above.

This prohibition shall apply to all of French territory.

The 24-month period shall begin on the date on which the termination of the employment contract enters into effect.

During this 24-month no-competition period, the Company shall pay Mr. Jacques Séguéla gross monthly compensation equal to half the average fixed and variable compensation owed by all the companies of the HAVAS Group for the last calendar year on which his employment contract terminates.

Notwithstanding the above, the Company shall retain the right to release Mr. Jacques Séguéla from said no-competition obligation at any time during the performance of the contract by notifying Mr. Jacques Séguéla by certified mail,

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return receipt requested, postmarked no later than 21 days after the notification of termination of the employment contract by either party. Mr. Jacques Séguéla shall not receive the above-mentioned special no-competition compensation if he is released from the aforementioned obligation.”

ARTICLE 13 – FAIRNESS CLAUSE

Article 13 of Mr. Jacques Séguéla’s employment contract shall now read as follows. The new provisions supersede in their entirety the provisions of the contract of May 13, 1992. The new provisions are in bold.

“The parties expressly agree that this employment contract is entered into on the basis of the Company’s current structure and management composition.

As a result, Mr. Jacques Séguéla shall be entitled to treat any material change in its management to which he did not consent and which calls into question the description of his duties within the HAVAS Group to be a unilateral termination of this employment contract. The removal from office or the non-renewal of the term of office of the Company’s Chairman and CEO shall be deemed to be such a material change.

For the purposes of enforcing this fairness clause, a resignation following a request therefor shall be considered a removal from office or a non-renewal of the term of office. Mr. Jacques Séguéla shall bear the burden of proving such that such a request for resignation took place. Such proof shall be provided by any lawful means.

If Mr. Jacques Séguéla serves notice that his employment contract has been terminated no later than six months following the actual implementation of any such material change, he shall be owed the contractual severance pay provided for in Article 12 above.

The enforcement of the fairness clause shall not release Mr. Jacques Séguéla from giving the notice set out in Article 14 of the employment contract.”

Executed in Suresnes, on this 19th day of January 2005. In two identical counterparts, including one submitted to the employee,

The Company	Mr. Jacques Séguéla
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